UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Therapix Biosciences Ltd.

(Name of Issuer)

American Depositary Shares (one of which represents 40 Ordinary Shares1, NIS 0.1 par value)

(Title of Class of Securities)

88339A 2032

(CUSIP Number)

March 22, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[  ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 Not for trading; one American depositary share represents 40 ordinary shares, NIS 0.1 par value.

2 This CUSIP number applies to the Issuer’s American Depositary Shares.

CUSIP No.	88339A 203

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John Stetson
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) [ ]
2	(b) [ ]
SEC USE ONLY

3
CITIZENSHIP OR PLACE OF ORGANIZATION

4	United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		SOLE VOTING POWER

	5	0
		SHARED VOTING POWER

	6	186,600 ADSs(1)
		SOLE DISPOSITIVE POWER

	7	0
		SHARED DISPOSITIVE POWER

	8	186,600 ADSs(1)

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9	186,600 ADSs(1)
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

10	[ ]
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11	5.9% (based on 126,355,614 ordinary shares issued and outstanding as well as underlying issued and outstanding ADSs as of March 22, 2017)
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

12	IN

(1)	Represents (i) 134,600 ADSs held by HS Contrarian Investments, LLC and (ii) 52,000 ADSs held by Stetson Capital Investments, Inc. John Stetson is the Managing Member of HS Contrarian Investments, LLC and in such capacity, is deemed to hold voting and dispositive power of the securities held by HS Contrarian Investments, LLC. John Stetson is the President of Stetson Capital Investments, Inc. and in such capacity, is deemed to hold voting and dispositive power of the securities held by Stetson Capital Investments, Inc.

CUSIP No.	88339A 203

NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY
1	HS Contrarian Investments, LLC
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) [ ]
2	(b) [ ]
SEC USE ONLY

3
CITIZENSHIP OR PLACE OF ORGANIZATION

4	Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		SOLE VOTING POWER

	5	0
		SHARED VOTING POWER

	6	134,600 ADSs(1)
		SOLE DISPOSITIVE POWER

	7	0
		SHARED DISPOSITIVE POWER

	8	134,600 ADSs(1)

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9	134,600 ADSs(1)
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

10	[ ]
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11	4.3% (based on 126,355,614 ordinary shares issued and outstanding as well as underlying issued and outstanding ADSs as of March 22, 2017)
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

12	OO

(1)	John Stetson is the Managing Member of HS Contrarian Investments, LLC and in such capacity, is deemed to hold voting and dispositive power of the securities held by HS Contrarian Investments, LLC.

CUSIP No.	88339A 203

NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY
1	Stetson Capital Investments, Inc.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) [ ]
2	(b) [ ]
SEC USE ONLY

3
CITIZENSHIP OR PLACE OF ORGANIZATION

4	Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		SOLE VOTING POWER

	5	0
		SHARED VOTING POWER

	6	52,000 ADSs(1)
		SOLE DISPOSITIVE POWER

	7	0
		SHARED DISPOSITIVE POWER

	8	52,000 ADSs(1)

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9	52,000 ADSs(1)
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

10	[ ]
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11	1.6% (based on 126,355,614 ordinary shares issued and outstanding as well as underlying issued and outstanding ADSs as of March 22, 2017)
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

12	OO

(1)	John Stetson is the President of Stetson Capital Investments, Inc. and in such capacity, is deemed to hold voting and dispositive power of the securities held by Stetson Capital Investments, Inc.

Item 1(a).	Name of Issuer:

THERAPIX BIOSCIENCES LTD. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

5 Azrieli Center (Square Tower)
Tel-Aviv 6702501, Israel

Item 2(a).	Name of Person Filing.

The statement is filed on behalf of John Stetson, HS Contrarian Investments, LLC and Stetson Capital Investments, Inc.

Item 2(b).	Address of Principal Business Office or, if None, Residence.

68 Fiesta Way Fort Lauderdale, FL 33301

Item 2(c).	Citizenship.

United States/Florida

Item 2(d).	Title of Class of Securities.

American depositary shares (one of which represents 40 ordinary shares, NIS 0.1 par value)

Item 2(e).	CUSIP Number.

88339A 203 (This CUSIP number applies to the Issuer’s American Depositary Shares.)

Item 3. Type of Person

Not applicable.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 186,600 ADSs (1)

(b)	Percent of class: 5.9% (based on 126,355,614 ordinary shares issued and outstanding as well as underlying issued and outstanding ADSs as of March 22, 2017)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 186,600 ADSs(1)

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 186,600 ADSs(1)

(1)       Represents (i) 134,600 ADSs held by HS Contrarian Investments, LLC and (ii) 52,000 ADSs held by Stetson Capital Investments, Inc. John Stetson is the Managing Member of HS Contrarian Investments, LLC and in such capacity, is deemed to hold voting and dispositive power of the securities held by HS Contrarian Investments, LLC. John Stetson is the President of Stetson Capital Investments, Inc. and in such capacity, is deemed to hold voting and dispositive power of the securities held by Stetson Capital Investments, Inc.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 13, 2017	By:	/s/ John Stetson
John Stetson

HS Contrarian Investments, LLC

Date: April 13, 2017	By:	/s/ John Stetson
Name: John Stetson
Title: Managing Member

Stetson Capital Investments, Inc.

Date: April 13, 2017	By:	/s/ John Stetson
Name: John Stetson
Title: President